Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	6th Floor – “A” Block Tidel Park, No. 4, Rajiv Gandhi Salai Taramani, Chennai – 600 113, India Tel: + 91 44 6117 9000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter ended September 30, 2020 and year to date from April 01, 2020 to September 30, 2020 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

SL.No	Name of the Company
Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5	Dr. Reddy's Laboratories SA
6	Idea2Enterprises (India) Private Limited
7	Imperial Credit Private Limited
8	Industrias Quimicas Falcon de Mexico, S.A.de C.V.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Block ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

9	Reddy Antilles N.V. (till 02 November, 2019)
10	Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)
11	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12	Aurigene Discovery Technologies Inc.
13	Aurigene Pharma Services Limited (from 16 September, 2019)
14	beta Institut gemeinnützige GmbH
15	betapharm Arzneimittel GmbH
16	Chirotech Technology Limited
17	DRL Impex Limited
18	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19	Dr. Reddy’s Laboratories Canada, Inc.
20	Dr. Reddy's Laboratories Chile SPA.
21	Dr. Reddy’s Laboratories (EU) Limited
22	Dr. Reddy’s Laboratories Inc.
23	Dr. Reddy's Laboratories Japan KK
24	Dr. Reddy’s Laboratories Kazakhstan LLP
25	Dr. Reddy’s Laboratories LLC
26	Dr. Reddy's Laboratories Louisiana LLC
27	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28	Dr. Reddy’s Laboratories New York, Inc.
29	Dr. Reddy's Laboratories Philippines Inc.
30	Dr. Reddy’s Laboratories (Proprietary) Limited
31	Dr. Reddy's Laboratories Romania S.R.L.
32	Dr. Reddy's Laboratories SAS
33	Dr. Reddy's Laboratories Taiwan Limited
34	Dr. Reddy's Laboratories (Thailand) Limited
35	Dr. Reddy’s Laboratories (UK) Limited
36	Dr. Reddy's Research and Development B.V.
37	Dr. Reddy’s Singapore PTE Limited (till 04 June, 2019)
38	Dr. Reddy’s Srl
39	Dr. Reddy’s New Zealand Limited
40	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
41	Dr. Reddy's Venezuela, C.A.
42	Dr. Reddy's Laboratories B.V. (Formerly Eurobridge Consulting B.V.)
43	Lacock Holdings Limited
44	OOO Dr. Reddy’s Laboratories Limited
45	OOO DRS LLC
46	Promius Pharma LLC
47	Reddy Holding GmbH
48	Reddy Netherlands B.V.
49	Reddy Pharma Iberia SA
50	Reddy Pharma Italia S.R.L
51	Reddy Pharma SAS

Joint ventures
1	DRANU LLC
2	DRES Energy Private Limited
3	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP

Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

UDIN: 20053315AAAACX1530

Chennai

October 28, 2020

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2020

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	47,766	43,244	39,982	91,010	77,606	163,574
	b) License fees and service income	1,201	931	8,026	2,132	8,838	11,026
	c) Other operating income	142	90	120	232	266	570

	Total revenue from operations	49,109	44,265	48,128	93,374	86,710	175,170

2	Other income	512	871	540	1,383	4,837	6,206

3	Total income (1 + 2)	49,621	45,136	48,668	94,757	91,547	181,376

4	Expenses
	a) Cost of materials consumed	9,485	11,439	7,503	20,924	14,867	29,848
	b) Purchase of stock-in-trade	6,889	5,276	5,942	12,165	11,158	25,459
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(573)	(3,519)	566	(4,092)	55	237
	d) Employee benefits expense	9,488	8,724	8,255	18,212	16,870	33,802
	e) Depreciation and amortisation expense	3,165	2,923	3,131	6,088	6,021	11,631
	f) Impairment of non-current assets	781	-	3,560	781	3,560	16,767
	g) Finance costs	252	233	303	485	601	983
	h) Selling and other expenses	11,478	11,132	11,664	22,610	22,141	44,353
		-
	Total expenses	40,965	36,208	40,924	77,173	75,273	163,080

5	Profit / (loss) before tax and before share of equity accounted investees(3 - 4)	8,656	8,928	7,744	17,584	16,274	18,296

6	Share of profit of equity accounted investees, net of tax	73	77	117	150	280	561

7	Profit before tax (5+6)	8,729	9,005	7,861	17,734	16,554	18,857

8	Tax expense / (benefit):
	a) Current tax	1,724	3,166	2,108	4,890	4,463	6,616
	b) Deferred tax	(713)	(107)	(5,315)	(820)	(5,742)	(8,019)

9	Net profit after taxes and share of profit of associates (7 - 8)	7,718	5,946	11,068	13,664	17,833	20,260

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(26)	207	161	181	114	(412)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(22)
	b) (i) Items that will be reclassified subsequently to profit or loss	258	731	226	989	(43)	(448)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(138)	(156)	65	(294)	88	232
	Total other comprehensive income	94	782	452	876	159	(650)

11	Total comprehensive income (9 + 10)	7,812	6,728	11,520	14,540	17,992	19,610

12	Paid-up equity share capital (face value Rs. 5/- each)	831	831	831	831	831	831

13	Other equity						155,157

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	46.54	35.87	66.78	82.40	107.59	122.22
	Diluted	46.40	35.78	66.68	82.18	107.40	121.99
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment Information		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,355	10,165	8,598	20,520	14,650	32,086
	b) Global Generics	39,882	35,092	32,838	74,974	65,848	138,264
	c) Proprietary Products	100	56	7,425	156	7,706	7,949
	d) Others	523	489	662	1,012	1,295	2,781
	Total	50,860	45,802	49,523	96,662	89,499	181,080

	Less: Inter-segment revenue	1,751	1,537	1,395	3,288	2,789	5,910
	Total revenue from operations	49,109	44,265	48,128	93,374	86,710	175,170

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,292	2,859	1,758	5,151	2,090	6,219
	b) Global Generics	23,685	21,526	18,200	45,211	37,207	78,449
	c) Proprietary Products	88	56	7,298	144	7,505	7,744
	d) Others	352	317	372	669	692	1,626
	Total	26,417	24,758	27,628	51,175	47,494	94,038

	Less: Selling and other un-allocable expenditure / (income), net	17,688	15,753	19,767	33,441	30,940	75,181
	Total profit before tax	8,729	9,005	7,861	17,734	16,554	18,857

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dennatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

3	Impairment charge of Rs. 781 million for the quarter ended 30 September 2020 comprises of:

- Rs. 728 million pertaining to product related intangible forming part of Company’s Proprietary Segment due to decrease in the market potential for the product;

- Rs. 53 million pertaining to certain product related intangibles forming part of Company’s Global generics Segment due to Company’s decision to discontinue their further development.

4	Tax expense for the quarter ended 30 September 2020 includes benefit on account of recognition of deferred tax asset amounting to Rs. 1,012 million pursuant to a planned restructuring activity between the Group companies.

5	"Revenue from operations" for the quarter ended 30 September 2019 and year ended 31 March 2020 includes an amount of Rs. 7,229 million (U.S.$105.1 million) and Rs. 7,486 million (U.S.$108.7 million), respectively, towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

6	"Other income" for the half year ended 30 September 2019 and year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of Company’s Global generics and Proprietary Products segments.

8	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:

- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;

- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

9	On 22 October 2020, the Company informed the stock exchanges that it had experienced an information security incident and consequent isolation of impacted IT services. This incident involved a ransom-ware attack. The Company promptly engaged leading outside cybersecurity experts, launched a comprehensive containment and remediation effort and investigation to address the incident. As of date, the Company's investigation has not ascertained if any data breaches in the incident pertain to personally identifiable information stored in the Company's systems. Recovery and restoration of all applications and data is underway. All critical operations are being enabled in a controlled manner.

10	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

11	The Board of Directors have also give their in principle approval for the potential secondary listing of American Depository Receipts (ADRs) on NSE IFSC Limited (NSE International Exchange) subject to compliance of applicable laws and approval of concerned authorities.

DR. REDDY’S LABORATORIES LIMITED

12	Consolidated Balance Sheet

	All amounts in Indian Rupees millions
	As at
Particulars	30.09.2020	31.03.2020
	(Unaudited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	47,423	47,779
Capital work-in-progress	7,314	4,364
Goodwill	5,626	4,913
Other intangible assets	29,545	15,811
Intangible assets under development	10,849	10,987
Investment in equity accounted investees	2,961	2,763
Financial assets
Investments	1,031	328
Trade receivables	258	1,737
Other financial assets	773	793
Deferred tax assets, net	12,647	12,199
Tax assets, net	2,196	4,379
Other non-current assets	379	209
Total non-current assets	121,002	106,262
Current assets
Inventories	41,134	35,067
Financial assets
Investments	21,154	23,687
Trade receivables	50,077	50,278
Derivative instruments	985	1,105
Cash and cash equivalents	3,889	2,053
Other financial assets	2,810	3,377
Other current assets	12,751	10,424
Total current assets	132,800	125,991

TOTAL ASSETS	253,802	232,253

EQUITY AND LIABILITIES
Equity
Equity share capital	831	831
Other equity	165,843	155,157
Total equity	166,674	155,988
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	6,661	1,304
Provisions	618	745
Deferred tax liabilities, net	25	20
Other non-current liabilities	1,817	2,055
Total non-current liabilities	9,121	4,124
Current liabilities
Financial liabilities
Borrowings	19,953	16,532
Trade payables
Total outstanding dues of micro enterprises and small enterprises	30	55
Total outstanding dues of creditors other than micro enterprises and small enterprises	19,993	15,193
Derivative instruments	597	1,602
Other financial liabilities	24,352	27,006
Liabilities for current tax, net	1,142	572
Provisions	4,660	4,669
Other current liabilities	7,280	6,512
Total current liabilities	78,007	72,141

TOTAL EQUITY AND LIABILITIES	253,802	232,253

DR. REDDY’S LABORATORIES LIMITED

13	Consolidated statement of cashflows

	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2020	30.09.2019
	(Unaudited)	(Unaudited)
Cash flows from / (used in) operating activities
Profit before tax	17,734	16,554
Adjustments for:
Depreciation and amortisation expense	6,088	6,021
Share of profit of equity accounted investees	(150)	(280)
Impairment of non-current assets	781	3,560
Equity settled share-based payment expense	304	273
Fair value changes and profit on sale of units of mutual funds, net	(389)	(562)
Foreign exchange loss / (gain), net	918	(19)
(Gain) / loss on sale or de-recognition of property , plant and equipment and other intangible assets, net	15	39
Interest income	(403)	(500)
Finance costs	485	601
Dividend income	-	(5)
Allowance for credit loss and doubtful trade and other advances	61	105
Changes in operating assets and liabilities:
Trade receivables	1,620	(2,512)
Inventories	(5,602)	(1,454)
Trade payables	4,773	910
Other assets and other liabilities, net	(3,991)	872
Cash generated from operations	22,244	23,603
Income tax paid, net	(2,077)	(3,664)
Net cash from operating activities	20,167	19,939

Cash flows from / (used in) investing activities
Proceeds from sale of property, plant and equipment	33	53
Proceeds from sale of other intangible assets	-	259
Expenditures on property, plant and equipment	(3,999)	(2,137)
Expenditures on other intangible assets	(567)	(501)
Payment for acquisition of business	(15,514)	-
Purchase of other investments	(50,933)	(69,304)
Proceeds from sale of other investments	53,296	65,885
Dividends received from equity accounted investees	-	392
Interest received	714	461
Net cash used in investing activities	(16,970)	(4,892)

Cash flows from / (used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	177	- *
Purchase of treasury shares	(190)	(474)
Proceeds from / (repayment of ) short-term loans and borrowings, net	3,644	(2,012)
Repayment of long-term loans and borrowings	(3,743)	(6,765)
Proceeds from long term borrowings	3,800	-
Payment of principal portion of lease liabilities	(366)	(287)
Dividend paid (30 September 2019 including corporate dividend tax)	(4,147)	(3,916)
Interest paid	(559)	(839)
Net cash used in financing activities	(1,384)	(14,293)

Net increase / (decrease) in cash and cash equivalents	1,813	754
Effect of exchange rate changes on cash and cash equivalents	13	26
Cash and cash equivalents at the beginning of the year(1)	1,962	2,228
Cash and cash equivalents at the end of the year(2)	3,788	3,008

*Rounded off to millions.

(1)Adjusted for bank-overdraft of Rs. 91 million and Rs. Nil for the half years ended 30 September 2020 and 30 September 2019, respectively.

(2)Adjusted for bank-overdraft of Rs. 101 million and Rs. 4 million for the half years ended 30 September 2020 and 30 September 2019, respectively.

14	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 27 October 2020 and approved by the Board of Directors of the Company at their meeting held on 28 October 2020.

15	The results for the quarter and half year ended 30 September 2020 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board For Dr. Reddy's Laboratories Limited
Place: Hyderabad	G V Prasad
Date: 28 October 2020	Co-Chairman & Managing Director